NR08-20

August 8, 2008

Cardero Acquires 2,000,000 Common Shares of
International Tower Hill Mines Ltd.

Cardero Grants Incentive Stock Options

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) announces that, on August 4, 2008, the Company exercised the 2,000,000 common share purchase warrants of International Tower Hill Mines Ltd (TSXV: ITH, AMEX: THM, Frankfurt: IW9) (“ITH”) held by it and thereby acquired an additional 2,000,000 common shares of ITH at a price of CAD 1.00 per share.  As a result of the acquisition of these common shares, the Company now holds an aggregate of 4,852,300 common shares of ITH, representing approximately 11.07% of the issued and outstanding common shares of ITH.

The Company is not acting jointly or in concert with any other persons or companies in connection with the acquisition of the ITH common shares.  The Company acquired the common shares of ITH for investment purposes only, and not for the purpose of influencing control or direction over ITH.  The Company will, however, review its holdings in ITH from time to time, and may increase or decrease its position as future circumstances dictate.

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,200,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 2.18 for a period of two years ending August 8, 2010.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.  This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.